August 26, 2005


By Fax

Mr. Steven Jacobs
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Master Distribution Systems, Inc.
       Form 10-KSB for Fiscal Year Ended December 31, 2004. Filed April 7, 2005 Form 10-QSB for Fiscal Quarter Ended March 31, 2005. Filed May 19, 2005 File No. 0-32765


Dear Mr. Jacobs:

Thank you for your letter dated July 28, 2005 and subsequent fax dated August 24, 2005 from Amanda Sledge. We have reviewed your comments and have responded below.

Master Distribution Systems, Inc. acknowledges that, as the registrant, it is responsible for the adequacy and accuracy of the disclosures in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below, we have restated your comments and inserted our corresponding responses.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Balance Sheets, Page F-2

1. We note from your disclosure in the Form 8-K filed March 21, 2005, that your interest in the subsidiary was not sold until March 17, 2005. Please advise us how you considered paragraph 46 of SFAS 144 in reporting the assets and liabilities of IG Wizard, Inc., your majority owned subsidiary, which appears to be held for sale as of December 31, 2004. We do not understand why you removed the related assets and liabilities from the balance sheet.

     RESPONSE: The financial statements and note 8 reported the sale of the subsidiary as of December 31, 2004. The transaction was not consummated on March 17, 2005, that was the date the formalization of the closing occurred. In accordance with CON6 paragraph 141, the Company gave effect to the transaction when it agreed to sell the subsidiary.




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Statements of Operations, page F-3

2. Please advise us how you considered SFAS 144 in recognizing the gain on the disposal of your majority owned subsidiary, IG Wizard, Inc., as of the date of entry into the stock purchase agreement for the sale of the subsidiary of December 31, 2004, rather than as of the closing date of the sale March 17, 2005. In addition tell us how you calculated the gain and the nature of the operating loss reported.

     RESPONSE: As discussed above the sale of the subsidiary was in calendar 2004, not 2005. The operating loss of the subsidiary was calculated based on the transactions of the subsidiary through December 31, 2004, and the gain was based on the fact that the amount of loss incurred by the subsidiary as of that date was agreed to be repaid by the Company's parent.


Note 1 - Summary of Significant Accounting Policies, page 14.

3. Please advise us of the specific interpretive guidance that was applied in determining the weighted average number of shares outstanding during 2003 and 2004 for purposes of the earnings (loss) per common share calculation as it relates to the shares returned to the company and shares issued at par value.

     RESPONSE: In accordance with the SAB Topic 4D, all shares issued for nominal value were considered as issued and outstanding from inception.

Note 6 - Acquisition of Dealership Reseller Rights for Common Stock, page 19

4. Please advise us why you have recorded the dealership rights acquired based upon the par value of the stock, and the costs incurred by the acquiree, instead of the fair value of the rights.

     RESPONSE: The value assigned to the rights were based on its recent acquiree's cost which approximated the par value of the stock. Since the parent of the Company incurred the cost of the rights, in accordance with Topic 5 G, historical cost to the parent was deemed to be the appropriate basis for recording this transaction.

Item 8A - Controls and Procedures, page 21

     5. Please revise to clarify, if true, that the certifying officer found the disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) to be effective as of the end of the period covered by the report based on the evaluation of these controls and the procedures required by Exchange Act Rules 13a-15(b) or 15d-15(b), as required under item 307 of Regulation S-B. Please make conforming changes in your Form 10-QSB.

     RESPONSE:  Item 8A was revised to include the requested revision.

Exhibits for Form 10-KSB for Fiscal Year Ended December 31, 2004 and Form 10-QSB for Fiscal Quarter Ended March 31, 2005.

6. Please revise the certifications included as exhibits 31.1 and 31.2 to conform exactly to the presentation presented in item 601(b)(31) of Regulation S-B, if such statements continue to be true considering the revised wording and evaluation date as of the period end, rather than as of a date within 90 days of the filing, of the Form 10-KSB for the year ended December 31, 2004 and the Form 10-QSB for the quarter ended March 31, 2005.

     RESPONSE: Exhibits were revised to include the requested revision.

Form 10Q-QSB for Fiscal Quarter Ended March 31, 2005

Condensed Balance Sheet, page 4

7. Please confirm to us that the Investment, at equity is being accounted for such that your proportionate share of earnings of the investee, irrespective of actual distributions, are reflected in the financial statements for the quarter ended March 31, 2005, in accordance with paragraph six of APB Opinion 18, or revise as appropriate. As the carrying value of this investment remains unchanged for the quarter, it appears that no amount has been recorded as equity in earnings on this investment for the quarter ended March 31, 2005.

     RESPONSE: The investment at equity should have been reported as an investment at cost and was done so in the most recent Form 10QSB filing as of June 30, 2005. Accordingly, there was no requirement to record periodic earnings at equity.

     Please find attached copies of the revisions we have made pursuant to your suggestions.


Yours very truly,

Master Distribution Systems, Inc. per:
-------------------------------------
/s/Harry P. Beugelink


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